AMENDED FORM 9

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities1)

Please complete the following:

Name of Listed Issuer:             C21 Investments Inc.                                           (the “Issuer”).

Trading Symbol:      CXXI                                         .

Date: December 14, 2018 .

Is this an updating or amending Notice:                   [X] Yes      [   ] No

If yes provide date(s) of prior Notices: July 16, 2018.

Issued and Outstanding Securities of Issuer Prior to Issuance:    45,064,446.

Date of News Release Announcing Private Placement:    July 16, 2018 and December 12, 2018

Closing Market Price on Day Preceding the Issuance of the News Release: $2.00 (as at July 16, 2018) and $0.90 (as at December 12, 2018)

1.        Private Placement (if shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition), proceed to Part 2 of this form) N/A

Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)
N/A

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(1)

Indicate date each placee advanced or is expected to advance payment for securities. Provide details of expected payment date, conditions to release of funds etc. Indicate if the placement funds been placed in trust pending receipt of all necessary approvals.

(2)	Indicate if Related Person.

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: .____________________________ .

2.

Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. ______________________________.

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:__________________________ .

4.

If securities are issued in forgiveness of indebtedness, provide details and attach the debt agreement(s) or other documentation evidencing the debt and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class _________________________________________________________________________________.

(b)	Number _______________________________________________________________________________.

(c)	Price per security ________________________________________________________________________.

(d)	Voting rights___________________________________________________________________________

6.	Provide the following information if Warrants, (options) or other convertible securities are to be issued:

(a)	Number ______________________________________________________________________________.

(b)	Number of securities eligible to be purchased on exercise of Warrants (or options) ______________________
_____________________________________________________________________________________.

(c)	Exercise price __________________________________________________________________________.

(d)	Expiry date ____________________________________________________________________________.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

7.	Provide the following information if debt securities are to be issued:

	(a)	Aggregate principal amount ____________________________________________________________________.

	(b)	Maturity date _______________________________________________________________________________.

	(c)	Interest rate ________________________________________________________________________________.

	(d)	Conversion terms ___________________________________________________________________________.

(e)	Default provisions__________________________________________________________________________ .

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): .

(b)	Cash ____________________________________________________________________________________.

(c)	Securities ________________________________________________________________________________.

(d)	Other ___________________________________________________________________________________.

(e)	Expiry date of any options, warrants etc. ________________________________________________________.

(f)	Exercise price of any options, warrants etc. ______________________________________________________.

9.

State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship

.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

.

11.	State whether the private placement will result in a change of control.

.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

.

13.

Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102.

2.	Acquisition

1.

Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: All of the issued and outstanding membership units (the “SS Shares”) in each of Silver State Relief, LLC and Silver State Cultivation, LLC (together, “Silver State”), private limited liability companies existing under the laws of Nevada. Silver State carries on the business of cannabis cultivation, processing and extraction and the retail sale of cannabis products under license from the Nevada Department of Taxation from leased premises in Sparks, Nevada. Silver State also holds a license for a planned retail dispensary in Fernley Nevada that is currently under development. On closing, the Issuer will indirectly or directly acquire all working capital, real property leases and leasehold improvements (including , processing equipment, trademarks and trade names, marketing materials, supplier contracts, customer information and all other assets owned or leased by Silver State and used in its business and a lease of the premises under development in Fernley, Nevada (the “Fernley Dispensary Site”).

2.

Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: On July 13, 2018, the Issuer signed an agreement, (as amended and restated on September 7, 2018 and by amending agreements dated September 24, 2018 and December 12, 2018, respectively) with Mr. Sonny Newman (“Mr. Newman”), an individual resident in Nevada, in respect of the purchase of the Shares and, through a wholly-owned subsidiary, a real property lease and option to purchase with NewJohn, LLC, a private limited liability company existing under the laws of Nevada (“NewJohn”) in respect of the Fernley Dispensary Site. The Issuer is at arm’s length to Silver State, Mr. Newman and NewJohn. On December 12, 2018, the Company restructured the terms of the definitive purchase agreement under which the Issuer will acquire Silver State. The acquisition will be effective January 1, 2019 with formal completion of the transaction to occur upon receipt of approval from the Nevada Department of Taxation, which is expected in January 2019.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)

Total aggregate consideration in Canadian dollars: The restructured terms include vendor financing for US$30 million of the acquisition price. As a result, the total consideration for the acquisition has been increased by $5 million to US$39 million payable in cash and by 10 million common shares to 12.5 million common shares. A payment of US$3 million is due on or before December 31, 2018 after the application of the $6 million previously deposited with Silver State. The 12.5 million common shares will be issued on closing subject to required hold periods under applicable securities laws.

(b)	Cash: See above.

(c)

Securities (including options, warrants etc.) and dollar value: The Issuer will issue a US$30 million secured promissory note, bearing interest at 10% per annum, payable in quarterly instalments to be amortized over the period ending June 2020. The principal amount of the note is subject to an increase of US$1 million if closing of the acquisition is delayed past January 31, 2019.

(d)	Other: N/A.

(e)	Expiry date of options, warrants, etc. if any: N/A.

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc). Arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

Name of	Number and Type	Dollar value per	Conversion	Prospectus	No. of	Describe
Party (If not	of Securities to be	Security (CDN$)	price (if	Exemption	Securities,	relationship
an individual,	Issued		applicable)		directly or	to Issuer
name all					indirectly,
insiders of					Owned,
the Party)					Controlled or
Directed by
Party

Sonny	US$30,000,000	N/A	N/A	BCI: 72-	None	Unrelated
Newman	promissory note			503

12,500,000
	common shares	CAD$1.00 per
common share

7.

Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Issuer will conduct UCC filing searches for any registered financing statements respecting non-permitted encumbrances.

8.

Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.): N/A

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash __________________________________________________________________________________.

(c)	Securities _______________________________________________________________________________.

(d)	Other __________________________________________________________________________________.

(e)	Expiry date of any options, warrants etc. ________________________________________________________

(f)	Exercise price of any options, warrants etc. ______________________________________________________.

9.

State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

Certificate Of Compliance

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

4.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated   December 14, 2018 .

Michael Kidd
Name of Director or Senior Officer

“Michael Kidd”
Signature

Chief Financial Officer
Official Capacity

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015